                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         ------------------------------

                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         ------------------------------


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _______ to ______.

     Commission file number 1-2299

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Applied Industrial Technologies, Inc.
               Supplemental Defined Contribution Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               Applied Industrial Technologies, Inc.
               One Applied Plaza
               Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)
----------------------------------
                                                                    Page No.
                                                                (in this Report)
                                                                 --------------

    (a)  Financial Statements
         --------------------

         Independent Auditors' Report                                    5

         Statements of Net Assets Available                              6
                for Benefits --
                December 31, 2001 and 2000
         Statement of Changes in Net Assets                              7
                Available for Benefits --
                Years Ended December 31,
                2001, 2000 and 1999
         Notes to Financial Statements --                           8 - 11
                Years Ended December 31,
                2001, 2000 and 1999


    (b)  Exhibit(s)
         ---------

         Independent Auditors' Consent                                  12



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                     APPLIED INDUSTRIAL TECHNOLOGIES,
                                     INC. SUPPLEMENTAL DEFINED
                                     CONTRIBUTION PLAN

                                     By:  Applied Industrial Technologies, Inc.,
                                          as Plan Administrator

                                          By:    /s/  Mark O. Eisele
                                              ----------------------------------
                                                      Signature


                                                      Mark O. Eisele
                                              ----------------------------------
                                                      Printed Name


                                                     Vice President
                                              ----------------------------------
                                                      Title


Date:  March 25, 2002

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN




Financial Statements
As of December 31, 2001 and 2000 and
For the Years Ended
December 31, 2001, 2000 and 1999,
And Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                       PAGE


INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     As of December 31, 2001 and 2000                                    2

   Statements of Changes in Net Assets Available for Benefits
     For the Years Ended December 31, 2001, 2000 and 1999                3

   Notes to Financial Statements                                       4 - 7

INDEPENDENT AUDITORS' REPORT

Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP


March 6, 2002

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 and 2000
--------------------------------------------------------------------------------


                                                     2001              2000

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc.
        common stock                                $ 267,258       $ 2,929,054
    Mutual funds                                    4,369,204         2,274,991
    Common/collective fixed income funds              430,343           198,933
                                              ----------------   ---------------
         Total investments                          5,066,805         5,402,978


                                              ----------------   ---------------
NET ASSETS AVAILABLE FOR BENEFITS                  $5,066,805        $5,402,978
                                              ================   ===============




See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                   2001                 2000                1999

ADDITIONS:
  Participant Contributions                                       $ 507,201         $ 2,613,549           $ 399,348

  Investment income:
    Dividends:
     Common stock                                                    12,244              26,970              12,295
     Mutual funds                                                   124,024             130,955             108,439
     Common/collective fixed income funds                                10                  12                   2
                                                           -----------------   -----------------   -----------------
       Total dividends                                              136,278             157,937             120,736

    Net (depreciation)/appreciation in
    market value of investments:
     Common stock                                                  (186,675)            515,504              72,632
     Mutual funds                                                  (428,672)           (380,589)            359,709
     Common/collective fixed income funds                            (3,123)              7,947                 528
                                                           -----------------   -----------------   -----------------
       Total net (depreciation)/appreciation in
       market value of investments                                 (618,470)            142,862             432,869

                                                           -----------------   -----------------   -----------------
Total investment (loss)/income                                     (482,192)            300,799             553,605

                                                           -----------------   -----------------   -----------------
      Total additions                                                25,009           2,914,348             952,953

DEDUCTIONS:
  Distributions to participants                                     346,271              91,800              98,701

  Administrative expenses                                            14,911              11,778               7,999

                                                           -----------------   -----------------   -----------------
      Total deductions                                              361,182             103,578             106,700

                                                           -----------------   -----------------   -----------------
(DECREASE)/INCREASE IN NET ASSETS
  FOR THE YEAR                                                     (336,173)          2,810,770             846,253

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                               5,402,978           2,592,208           1,745,955

NET ASSETS AVAILABLE FOR BENEFITS,                         -----------------   -----------------   -----------------
END OF YEAR                                                     $ 5,066,805         $ 5,402,978         $ 2,592,208
                                                           =================   =================   =================


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
SUPPLEMENTAL DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan (the "Plan") is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

     GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") effective January 1, 1996, for the benefit of a select group of management or highly compensated employees. This is a non-qualified Plan and is subject to the claims of creditors in the case of bankruptcy of Applied Industrial Technologies, Inc.

     ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Trust, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

     The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with that participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     PARTICIPATION AND CONTRIBUTIONS - Participation in the Plan is limited to select management or highly compensated employees of the Company and whose contributions under the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Retirement Savings Plan") are limited.

     Eligible participants elect to make contributions to the Plan. There are no limits to the amount they can contribute. Participants may elect to transfer excess contributions from the Retirement Savings Plan. The company makes Supplemental Matching Contributions equal to the amount that matching contributions under the Retirement Savings Plan are limited each year due to the requirements of the provisions of Sections 401(k) and 401(m) of the Internal Revenue Code. Effective October 2000, the Plan was amended to allow transfers from the Applied Industrial Technologies, Inc. Deferred Compensation Plan upon retirement. Subsequently in 2001, this provision to allow transfers from the Applied Industrial Technologies, Inc. Deferred Compensation Plan was revoked.

     Supplemental Matching Contributions are segregated in the Matching Contributions Account and are invested in the Company Stock Fund. Non-participant directed investments included in the Company Stock Fund were $ 30,131 and $ 36,722 at December 31, 2001 and 2000, respectively. During the years ended December 31, 2001, 2000 and 1999, there were no Supplemental Matching Contributions made to the plan.

     Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

     INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their contributions in 1% increments in the Plan's Company Stock Fund, American Fundamental Investors Fund, EuroPacific Growth Fund, Bond Fund of America, Financial Reserves Fund, Victory Stock Index Fund, Growth Fund Portfolio, Alliance Growth and Income Fund, T Rowe Price Mid-Cap Growth Fund, Vanguard Asset Allocation Fund, Franklin Small-Cap Growth Fund, Royce Total Return Fund, Mfs Mid-Cap Growth Fund or the Lord Abbett Mid-Cap Value Fund. Participants may change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 1% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

     The value of the funds and the interest of individual participants under each fund are calculated daily (daily valuation).

     VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all participant contributions and earnings thereon. Participants vest in Supplemental Matching Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

     Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Supplemental Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company.

     Forfeitures of nonvested amounts are applied to reduce future Supplemental Matching Contributions. There were no forfeitures in 2001, 2000 or 1999.

     PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Supplemental Matching Employer Contributions made on their behalf.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at fair values using year-end closing price for each of the funds or quoted market prices.

     BENEFITS PAYABLE - Distributions to participants are recorded by the Plan when payments are made.

     ADMINISTRATIVE EXPENSES - Administrative expenses of the Plan are paid by the Plan or the Company, as determined by the Company.

3.   INVESTMENTS

     The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

     Plan investments exceeding 5% of net assets available for benefits as of December 31, 2001 and 2000, respectively, were as follows:


                       Description of                              2001           2000
                         Investment

           Applied Industrial Technologies, Inc.
           Common Stock                                        $ 267,258      $ 2,929,054

           Fundamental Investors Fund                            574,538          312,762

           Franklin Small-Cap Growth Fund                        570,113          481,827

           Growth Fund Portfolio                                 593,042          648,039

           Financial Reserves                                    430,343            -


           EuroPacific Growth Fund                               732,796          159,825


           Victory Stock Index Fund                                -              150,184

           Bond Fund of America                                1,126,711             -

           T Rowe Price Mid-Cap Growth                           466,707             -




                                     ******

                          INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 033-65509 of Applied Industrial Technologies, Inc. on Form S-8 of our report dated March 6, 2002, appearing in this Annual Report on Form 11-K of the Applied Industrial Technologies, Inc. Supplemental Defined Contribution Plan for the year ended December 31, 2001.



/s/ Deloitte & Touche LLP


Cleveland, Ohio
March 25, 2002